T-190 P.001/003 F-233

RECEIVED

2006 SEP 19 A 11:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

centrica

082-04578

fax

SUPPL

To:	Office of International Corporation Finance, SEC	From:	Secretariat
Fax:	001 202 772 9207	Phone:	01753 494008
Date:	19 September 2006	Pages (inc):	3
Re:	Stock Exchange Announcement	Cc:	

A recently released Stock Exchange Announcement follows.

Secretariat




06016940

PROCESSED
SEP 19 2006
THOMSON FINANCIAL

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494008/Facsimile: 01753 494019


centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

19 September 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Changes in Board Responsibilities

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 128 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc.

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

Centrica plc – Changes in Board Responsibilities
Phil Bentley named Managing Director, British Gas (Residential and Business)

Centrica today announced changes in the responsibilities of two of its Executive Directors.

Phil Bentley, currently Group Finance Director and Managing Director Europe, will take on the leadership of the Group's UK energy downstream businesses as Managing Director, British Gas (Residential and Business). Phil Bentley will succeed Mark Clare, whose departure this month was announced in June 2006. Phil Bentley will assume his new role after the release of the company's preliminary results for 2006, in February 2007.

Commenting on the appointment, Centrica Chief Executive, Sam Laidlaw, emphasised the importance of the British Gas role within the Centrica Group and the need to reduce the cost structure. He thanked Phil for his contributions as Group Finance Director. In the interim British Gas (Residential and Business) will report directly to Sam Laidlaw. The Board has commenced a search for a new Finance Director and will consider both internal and external candidates.

With immediate effect, Jake Ulrich, Managing Director of Centrica Energy will take on responsibility for business development in Continental Europe, and P&L accountability for the Group's existing European businesses, in addition to his existing upstream portfolio. The European businesses previously reported to Phil Bentley.

Chairman Roger Carr said: "These changes will reflect the Group's current business priorities and will ensure that there is the right focus on the immediate challenges faced in the rapidly changing energy market."

Enquiries
Centrica Investor Relations 01753 494900
Centrica Media Relations 01753 494085